

June 22, 2009

via U.S. Mail and facsimile to (203) 254-2988

Paul G. Driscoll, Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, Connecticut 06824

   Re: Acme United Corporation
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 10, 2009

      File No. 001-07698

Dear Mr. Driscoll:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Terence O'Brien
         Branch Chief